SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF FEBRUARY 2011

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

RESOLUTION TO CALL
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
     The Board of Directors of SK Telecom Co., Ltd. (the “Company”) has resolved to call the Annual General Meeting of Shareholders, to be held at the following time and place and the agenda of which shall be as follows:

1. Date / Time	Friday, March 11th, 2011 10:00 AM (Local time)
2. Place	SK Telecom Boramae Building, Boramae-Gil, 58, Gwanak-gu, Seoul, Korea
3. Agenda	1. Approval of Financial Statements for the 27th Fiscal Year
2. Approval of Ceiling Amount of the Remuneration for Directors
3. Amendment to Company Regulation on Executive Compensation as set forth in Item 2 of the Company’s agenda enclosed herewith
4. Approval of the Appointment of Directors as set forth in Item 3 of the Company’s agenda enclosed herewith
	4.1	Election of Executive Directors
	4.2	Election of Independent Non-Executive Directors
	4.3	Election of Members of the Audit Committee
4. Date of the resolution by the Board of Directors	February 10, 2011
- Attendance of external directors	Present	4
	Absent	1
5. Other Noteworthy Matters	—

Documents relating to the Annual Meeting of Shareholders

1.	Approval of Financial Statements
     (1) NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2010
As of December 31, 2009

	Korean won				Translation into U.S. dollars
A S S E T S	2010		2009		2010	2009
	(In millions)				(In thousands)
CURRENT ASSETS:
Cash and cash equivalents	~~W~~	357,470	~~W~~	420,576	$316,177	$371,994
Short-term financial instruments		299,500		178,057	264,904	157,489
Short-term investment securities		393,811		370,182	348,320	327,421
Accounts receivable — trade, net of allowance for doubtful accounts of ~~W~~151,208 million as of December 31, 2010 and ~~W~~142,702 million as of December 31, 2009		1,453,061		1,557,514	1,285,212	1,377,600
Short-term loans, net of allowance for doubtful accounts of ~~W~~1,077 million as of December 31, 2010 and ~~W~~933 million as of December 31, 2009		81,126		66,888	71,755	59,162
Accounts receivable — other, net of allowance for doubtful accounts of ~~W~~34,792 million and present value of ~~W~~1,252 million as of December 31, 2010 and ~~W~~26,059 million and ~~W~~8,478 as of December 31, 2009		2,499,969		2,032,757	2,211,188	1,797,945
Inventories		9,019		22,656	7,977	20,039
Prepaid expenses		139,129		112,762	123,058	99,736
Current deferred income tax assets, net		182,516		194,825	161,433	172,320
Accrued income and other		67,262		26,835	59,492	23,734

Total Current Assets		5,482,863		4,983,052	4,849,516	4,407,440

NON-CURRENT ASSETS:
Property and equipment, net		5,027,567		5,196,521	4,446,813	4,596,251
Intangible assets, net		2,513,723		2,665,936	2,223,353	2,357,983
Long-term financial instruments		69		6,519	61	5,766
Long-term investment securities		1,517,029		2,420,262	1,341,791	2,140,688
Equity securities accounted for using the equity method		3,424,106		2,680,872	3,028,574	2,371,194
Long-term loans, net of allowance for doubtful accounts of ~~W~~23,730 million as of December 31, 2010 and ~~W~~24,250 million as of December 31, 2009		69,667		64,216	61,619	56,798
Long-term accounts receivable — other, net of present value		527,084		761,647	466,198	673,666
Guarantee deposits		164,983		172,021	145,925	152,150
Long-term currency swap		139,577		223,173	123,454	197,393
Long-term deposits and other		93,244		123,414	82,474	109,159

Total Non-current Assets		13,477,049		14,314,581	11,920,262	12,661,048

TOTAL ASSETS	~~W~~	18,959,912	~~W~~	19,297,633	$16,769,779	$17,068,488

(Continued)

	Korean won				Translation into U.S. dollars
LIABILITIES AND STOCKHOLDERS’ EQUITY	2010		2009		2010	2009
		(In millions)			(In thousands)
CURRENT LIABILITIES:
Accounts payable	~~W~~	1,281,423	~~W~~	1,136,475	$1,133,401	$1,005,196
Income tax payable		243,263		381,940	215,163	337,821
Accrued expenses		1,112,300		934,372	983,814	826,439
Withholdings		348,093		250,656	307,883	221,702
Current portion of long-term debt, net		1,208,555		513,277	1,068,950	453,986
Current portion of subscription deposits		5,611		6,804	4,963	6,018
Currency swap		7,848		35,145	6,941	31,085
Interest swap		7,546		1,173	6,674	1,038
Advanced receipts and other		45,324		34,791	40,089	30,772

Total Current Liabilities		4,259,963		3,294,633	3,767,878	2,914,057

NON-CURRENT LIABILITIES:
Bonds payable, net		2,839,751		3,349,216	2,511,720	2,962,335
Long-term borrowings		113,890		816,760	100,734	722,413
Subscription deposits		5,219		5,480	4,616	4,847
Long-term payables — other, net of present value discount of ~~W~~2,457 million as of December 31, 2010 and ~~W~~5,837 million as of December 31, 2009		50,643		164,163	44,793	145,200
Accrued severance indemnities, net		25,048		25,155	22,155	22,249
Non-current deferred income tax liabilities, net		10,802		210,859	9,554	186,502
Long-term currency swap		9,718		18,281	8,595	16,169
Long-term interest swap		5,043		16,215	4,460	14,342
Guarantee deposits received and other		185,418		155,421	164,001	137,468

Total Non-current Liabilities		3,245,532		4,761,550	2,870,628	4,211,525

Total Liabilities		7,505,495		8,056,183	6,638,506	7,125,582

STOCKHOLDERS’ EQUITY:
Capital stock		44,639		44,639	39,483	39,483
Capital surplus		3,031,780		3,032,009	2,681,567	2,681,770
Capital adjustments:
Treasury stock		(2,202,439)		(1,992,083)	(1,948,027)	(1,761,970)
Loss on disposal of treasury stock		(716)		(716)	(633)	(633)
Equity method in capital adjustments		(88,233)		(52,626)	(78,041)	(46,547)
Other capital adjustments		(662,983)		(662,983)	(586,399)	(586,399)
Accumulated other comprehensive income (loss) :
Unrealized gains on valuation of long-term investment securities, net		801,282		1,003,145	708,723	887,268
Equity in other comprehensive loss of affiliates, net		(92,659)		(84,809)	(81,956)	(75,012)
Gain (Loss) on valuation of currency swap, net		(60,749)		6,516	(53,732)	5,763
Loss on valuation of interest swap, net		(5,720)		(10,932)	(5,059)	(9,669)
Retained earnings:
Appropriated		9,350,386		8,890,053	8,270,287	7,863,128
Unappropriate		1,339,829		1,069,237	1,185,060	945,724

Total Stockholders’ Equity		11,454,417		11,241,450	10,131,273	9,942,906

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	~~W~~	18,959,912	~~W~~	19,297,633	$16,769,779	$17,068,488

     (2) NON-CONSOLIDATED STATEMENTS OF INCOME
From January 1, 2010 to December 31, 2010
From January 1, 2009 to December 31, 2009

	Korean won				Translation into U.S. dollars
	2010		2009		2010	2009
	(In millions except for per share data)				(In thousands except for per share data)
OPERATING REVENUE	~~W~~	12,459,990	~~W~~	12,101,184	$11,020,688	$10,703,329

OPERATING EXPENSES :
Labor cost		(497,079)		(460,906)	(439,659)	(407,665)
Commissions paid		(4,960,782)		(4,594,727)	(4,387,743)	(4,063,972)
Depreciation and amortization		(2,042,681)		(1,895,880)	(1,806,723)	(1,676,880)
Network interconnection		(1,030,380)		(1,068,243)	(911,357)	(944,846)
Leased line		(189,060)		(332,824)	(167,221)	(294,378)
Advertising		(258,737)		(265,498)	(228,849)	(234,829)
Research and development		(264,417)		(233,469)	(233,873)	(206,500)
Rent		(295,226)		(277,018)	(261,123)	(245,019)
Frequency usage		(176,890)		(157,400)	(156,457)	(139,218)
Repair		(181,263)		(160,571)	(160,325)	(142,023)
Cost of goods sold		(108,870)		(35,979)	(96,294)	(31,823)
Other		(419,613)		(439,332)	(371,142)	(388,583)

Sub-total		(10,424,998)		(9,921,847)	(9,220,766)	(8,775,736)

OPERATING INCOME		2,034,992		2,179,337	1,799,922	1,927,593

OTHER INCOME:
Interest income		210,248		157,104	185,961	138,956
Foreign exchange and translation gains		22,885		99,080	20,241	87,635
Equity in earnings of affiliates		74,318		63,804	65,733	56,434
Gain on valuation of short-term investment securities		—		14,086	—	12,459
Gain on disposal of property and equipment and intangible assets		7,774		24,547	6,876	21,711
Gain on valuation of derivative		7,951		109,306	7,033	96,680
Other		237,905		318,517	210,424	281,724

Sub-total		561,081		786,444	496,268	695,599

(Continued)

	Korean won				Translation into U.S. dollars
	2010		2009		2010	2009
	(In millions except for per share data)				(In thousands except for per share data)
OTHER EXPENSES:
Interest and discounts	(~~W~~	275,790)	(~~W~~	304,569)	($243,932)	($269,387)
Donations		(122,987)		(70,765)	(108,780)	(62,591)
Foreign exchange and translation losses		(11,393)		(176,076)	(10,077)	(155,737)
Equity in losses of affiliates		(181,077)		(295,332)	(160,160)	(261,217)
Loss on disposal of account receivable — other		—		(28,711)	—	(25,394)
Loss on disposal of property, equipment and intangible assets		(55,982)		(83,034)	(49,515)	(73,442)
Loss on valuation of derivative		(19,198)		(119,696)	(16,980)	(105,869)
External research and development cost		(80,474)		(55,528)	(71,178)	(49,114)
Other		(32,318)		(174,726)	(28,585)	(154,543)

Sub-total		(779,219)		(1,308,437)	(689,207)	(1,157,294)

ORDINARY INCOME		1,816,854		1,657,344	1,606,983	1,465,898

INCOME BEFORE INCOME TAX		1,816,854		1,657,344	1,606,983	1,465,898
PROVISION FOR INCOME TAX		(405,886)		(369,004)	(359,001)	(326,379)

NET INCOME	~~W~~	1,410,968	~~W~~	1,288,340	$1,247,982	$1,139,519

NET INCOME PER SHARE (In Korean won and U.S. dollars)	~~W~~	19,612	~~W~~	17,808	$17.347	$15.751

DILUTED NET INCOME PER SHARE (In Korean won and U.S. dollars)	~~W~~	19,312	~~W~~	17,599	$17.081	$15.566

     (3) NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS
From January 1, 2010 to December 31, 2010
From January 1, 2009 to December 31, 2009

	Korean won				Translation into U.S. dollars
	2010		2009		2010	2009
	(In millions)				(In thousands)
RETAINED EARNINGS BEFORE APPROPRIATIONS:
Beginning of year	~~W~~	1,206	~~W~~	1,762	$1,067	$1,558
Interim dividends		(72,345)		(72,345)	(63,988)	(63,988)
Retirement of treasury stock		—		(92,477)	—	(81,795)
Changes in retained earning from equity method accounting		—		(56,043)	—	(49,569)
Net income		1,410,968		1,288,340	1,247,982	1,139,519

End of year		1,339,829		1,069,237	1,185,061	945,725

TRANSFER FROM VOLUNTARY RESERVES:
Reserve for research and manpower development		123,334		376,667	109,087	333,157

		123,334		376,667	109,087	333,157

APPROPRIATIONS:
Reserve for research and manpower development		—		(363,000)	—	(321,068)
Reserve for business expansion		(490,000)		(474,000)	(433,398)	(419,246)
Reserve for technology development		(374,000)		—	(330,798)	—
Cash dividends		(597,198)		(607,698)	(528,213)	(537,500)

		(1,461,198)		(1,444,698)	(1,292,409)	(1,277,814)

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO SUBSEQUENT YEAR	~~W~~	1,965	~~W~~	1,206	$1,738	$1,067

2.	Approval of Ceiling Amount of the Remuneration of Directors
     The number of directors and total amount and maximum authorized amount of compensation of directors are as follows:

Classification	Fiscal year 2010	Fiscal year 2011
Number of directors (Number of independent non-executive directors)	8 persons (5 persons)	8 persons (5 persons)

Total amount and maximum authorized amount of compensation of directors	Won 12 billion	Won 12 billion

3.	Amendment to Company Regulation on Executive Compensation
     The proposed amendment combines the previously bifurcated severance pay and special rewards regulations into a single regulation on executive severance pay.
     The proposed amendment is as follows:

Current	Amendments (Proposed)
Article 4 (Severance Pay)	Article 4 (Severance Pay)

(1) Method for determining the amount of executive severance pay shall be separately stipulated (amended as of 2001.3.1).

(2) The amount of severance pay to be paid by the Company to an executive shall be the amount that is calculated by multiplying the base wage applicable to his/her last post as determined in accordance with Article 9 and the rate of payment applicable to the duration of each post held by him/her as determined in accordance with Article 6.

(3) Notwithstanding paragraph 2 above, in respect of an executive whose employment is resolved by the Executive Management Committee to be terminated for reasons attributable to his/her violation of the Code of Ethics or other rules and regulations of the Company or contract(s) with the Company to which s/he is a party, the Company may reduce the amount of severance pay set forth in paragraph (2) above down to the statutorily prescribed amount.

(1) Unamended

(2) Unamended

(3) Unamended

(4) (Newly adopted) In respect of executives who have made a significant contribution to the advancement of the Company during the term of their service or whose employment is terminated due to death or other special circumstances, the amount of severance pay may be increased up to the amount calculated pursuant to paragraph (2) above.

Current	Amendments (Proposed)
Article 10 (Special Rewards)	Deleted

(1) Where a resigning executive has made a significant contribution to the advancement of the Company during the term of his/her service, a special reward may be paid in addition to the severance pay set forth in Article 4.
(2) Candidacy for and the amount of the special reward to be paid in accordance with paragraph (1) above shall be determined by a resolution of the Board of Directors.

4.	Approval of the Appointment of Directors
     (1) Candidates for Executive Directors

Name	Term	Profile	Remarks
HA, SUNG MIN	3Years	- B.A., Sung Kyun Kwan University (Business Administration)	New Appointment
- Head of Strategic Planning Office, SK Telecom
- Head of Management Supporting Division, SK Telecom
- President, Mobile Network Operator Business, SK Telecom
- President & CEO, SK Telecom (Current)

SO, JIN WOO	3Years	- B.A., Seoul National University (Electrical Engineering)	New Appointment
- M.B.A., University of Iowa
- CEO, SK Communications
- Head of New/Global Business Strategy Division, SK Telecom
- President, Global Business, SK Telecom
- President, Global Management Service, SK Telecom
- President, Convergence & Internet Business, SK Telecom
- President, Platform Business & Co-CEO, SK Telecom (Current)

     (2) Candidates for Independent Non-Executive Directors

Name	Term	Profile	Remarks
UHM, RAK YONG	3Years	- B.A., Seoul National University (Law)	Current Director
- M.A., Harvard University, Kennedy School of Government
- Commissioner, Korea Customs Service
- Vice Minister, Ministry of Finance and Economy
- President, Korea Development Bank
- Non-Standing Director, KOTRA
- Visiting Professor, Graduate School of Public Administration, Seoul National University
- Advisory Management Professor, Korea Banking Institute
- Independent Non-Executive Director, Tong Yang Life Insurance Co., Ltd. (Current)
- Visiting Professor, Chung-Ang University (Current)

CHUNG, JAY	3Years	- B.A., Sung Kyun Kwan University (Business Administration)	Current Director
YOUNG		- Master of Commerce, School of Commerce, Waseda University
- Doctor of Commerce, School of Commerce, Waseda University
- Independent Non-Executive Director, POSCO
- Vice President, Sung Kyun Kwan University
- Chairman, Asia-Pacific Economics Association
- Chairman, The Korean Association of Trade and Industry Studies
- Chairman, The Korean-Japanese Economics & Management Association
- Professor, Graduate School of Business Administration, Sung Kyun Kwan University
- Honorary Professor, Sung Kyun Kwan University (Current)

CHO, JAE HO	3Years	- B.A., Seoul National University (Business Administration)	Current Director
- M.B.A., The Wharton School, University of Pennsylvania
- Ph.D., The Wharton School, University of Pennsylvania
- Assistant Professor of Finance, Baruch College, The City University of New York
- Managing Director, Seoul National University Foundation
- Visiting Scholar, The Wharton School, University of Pennsylvania
- Visiting Professor, Graduate School of Economics, University of Tokyo
- Deputy Director, SNU Institute of Research in Finance and Economics
- Director, Kyung Hee Foundation (Current)
- Chair, Sub-committee for Capital Market Development, Financial Services Commission (Current)
- Professor of Finance, College of Business Administration, Seoul National University (Current)

     (3) Candidates for Independent Non-Executive Directors who will be members of the Audit Committee

Name	Term	Profile	Remarks
CHUNG, JAY	3Years	- B.A., Sung Kyun Kwan University (Business Administration)	Current Director
YOUNG		- Master of Commerce, School of Commerce, Waseda University
- Doctor of Commerce, School of Commerce, Waseda University
- Independent Non-Executive Director, POSCO
- Vice President, Sung Kyun Kwan University
- Chairman, Asia-Pacific Economics Association
- Chairman, The Korean Association of Trade and Industry Studies
- Chairman, The Korean-Japanese Economics & Management Association
- Professor, Graduate School of Business Administration, Sung Kyun Kwan University
- Honorary Professor, Sung Kyun Kwan University (Current)

CHO, JAE HO	3Years	- B.A., Seoul National University (Business Administration)	Current Director
- M.B.A., The Wharton School, University of Pennsylvania
- Ph.D., The Wharton School, University of Pennsylvania
- Assistant Professor of Finance, Baruch College, The City University of New York
- Managing Director, Seoul National University Foundation
- Visiting Scholar, The Wharton School, University of Pennsylvania
- Visiting Professor, Graduate School of Economics, University of Tokyo
- Deputy Director, SNU Institute of Research in Finance and Economics
- Director, Kyung Hee Foundation (Current)
- Chair, Sub-committee for Capital Market Development, Financial Services Commission (Current)
- Professor of Finance, College of Business Administration, Seoul National University (Current)

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By: /s/ Kiwook Lee
(Signature)
Name:	Kiwook Lee
Title:	Senior Vice President

Date: February 18, 2011